UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 1-3950

FORD MOTOR COMPANY TAX-EFFICIENT

SAVINGS PLAN FOR HOURLY EMPLOYEES

(Full title of the plan)

FORD MOTOR COMPANY

One American Road

Dearborn, Michigan 48126

(Name of the issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2017 and December 31, 2016.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017.

Schedule of Assets Held at End of Year as of December 31, 2017.

EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Date: June 7, 2018	By:	/s/Robin Wood
Robin Wood, Member,
Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Financial Report

December 31, 2017

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Contents

Report Letter	3

Statement of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-15

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Ford Motor Company Tax-Efficient Savings

Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2006.

Southfield, Michigan

June 7, 2018

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Statement of Net Assets Available for Benefits

(in thousands)

	December 31
	2017	2016

Assets
Participant-directed investments:
Investment in Ford Defined Contribution Plans	$5,117,089	$4,460,227
Master Trust (Note 3)

Participant notes receivable	149,412	145,117

Contributions Receivable:
Employee	3,166	2,763
Employer	1,597	1,498
Total contributions receivable	4,764	4,261

Net Assets Available for Benefits	$5,271,265	$4,609,605

See Notes to Financial Statements

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

(in thousands)

Additions
Employee contributions	$218,410
Employer contributions	90,118

Total contributions	308,528

Net investment gain/(loss) from interest in Ford Defined Contribution
Plans Master Trust (Note 3)	619,229
Interest on participant notes receivable	4,667

Total additions	932,424

Deductions
Withdrawal of participants’ accounts	(254,560)
Ford Stock dividend payments to participants	(11,085)
Administrative & Other expenses	(5,119)

Total deductions	(270,764)

Net Increase/(Decrease) in Net Assets Available for Benefits	661,660

Net Assets Available for Benefits
Beginning of year	4,609,605

End of year	$5,271,265

See Notes to Financial Statements

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Description of the Plan

The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the “Plan”) provides only general information.  Participants should refer to the provisions of the Plan, which are governed in all respects by the detailed terms and conditions contained in the Plan document.  The Plan was established effective January 1, 1985.

Type and Purpose of the Plan - The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible hourly employees of Ford Motor Company (the “Company”) and to provide them with an opportunity to become stockholders of the Company.  The Plan includes provisions for voting shares of Company stock.  It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applicable to defined contribution pension plans.

Eligibility – Regular full time hourly employees are eligible to participate in the Plan immediately after their original date of hire.  Certain other part-time and temporary employees may also be eligible to participate in the Plan.  Participation in the Plan is voluntary.  Newly hired eligible employees are automatically enrolled in the Plan at an initial contribution rate of 3 percent of their base wages, though they may elect to cancel or change their automatic enrollment rate.

Contributions and Vesting - Participants can contribute a percentage of their pay to the Plan on a pre-tax, Roth, and/or after-tax basis, subject to federal tax law and plan limits.  Participants may also elect to contribute all, or a portion, of their distributions under the Company’s Profit Sharing Plan and certain other bonuses to the Plan on a pre-tax or Roth basis.  Pre-tax contributions are excluded from the participant’s federal and most state and local taxable income. Employees are immediately 100 percent vested in their contributions to the Plan.

Subject to provisions of the Plan, participants may elect to roll over amounts from other eligible retirement plans in accordance with the Internal Revenue Code of 1986, as amended (the “Code”).  For the year ended December 31, 2017, rollovers from other eligible retirement plans totaled $3.8 million, which are included in employee contributions in the statement of changes in net assets available for benefits.

Certain employees hired or rehired beginning November 19, 2007 may be immediately eligible to receive Supplemental Contributions and/or Retirement Contributions (collectively, “Company Contributions”).  Eligible employees receive Supplemental Contributions of $1.00 for every eligible compensated hour up to 40 hours per week.  Eligible employees receive Retirement Contributions of 6.4 percent of eligible wages up to 40 hours per week.  Employees become 100 percent vested in their Company Contributions three years from their original hire date.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)

Distributions - Pre-tax or Roth assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.  Supplemental Contributions may not be withdrawn by participants until termination of employment or until they reach 59-1/2 years of age.  Retirement Contributions may not be withdrawn by participants until termination of employment.

After-tax assets can be withdrawn at any time without restriction.

Distribution options include lump-sum, partial, or installment payments.  Eligible rollover distributions can be rolled over to an IRA or another employer’s eligible retirement plan.

Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits.

Participant Accounts - A participant’s account balance is comprised of employee contributions, Company Contributions and investment income earned from the individual investment options selected by the participant less withdrawals, loans, distributions, and fees.  In the absence of participant investment directions, contributions are invested in a target-date fund, a qualified default investment alternative (“QDIA”) prescribed by final regulations issued by the Department of Labor.  The benefit to which a participant is entitled is determined from the participant’s vested account balance.

Master Trust Investment Options and Participation - Participant contributions and Company Contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).

Transfers of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Participant Notes Receivable - The Plan permits participants to borrow from their pre-tax, Roth, after-tax, and rollover accounts.  Monthly notes receivable interest rates related to these borrowings are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.  Participant notes receivable are collateralized by the participant’s account balance.

A participant is eligible to take out one note receivable per calendar year, and to have up to four notes receivable outstanding at any one time.  General notes receivable may be for a minimum of one year, but not exceeding five years.  Notes receivable related to the purchase of a primary residence may be for a maximum of ten years.

Forfeitures - The Plan permits the Company to use Company contribution assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company’s future contributions to the Plan.  To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Description of the Plan (Continued)

Party in Interest Transactions - Certain Master Trust investment options are investment products managed by State Street Global Advisors (“SSgA”), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation.  State Street Bank and Trust Company is the trustee, as defined by the plan, and the disbursement agent.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation and Income Recognition - The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (see Note 3).

Investments held by the Master Trust are stated at fair value, except for the synthetic guaranteed investment contracts (“synthetic GICs”) which are held through the Master Trust’s investment in the Interest Income Fund and valued at contract value.  Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned.  Dividends are recorded on the ex-dividend date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Investment Contracts - A synthetic GIC is a wrap contract paired with underlying investments, usually a portfolio of high-quality, short to intermediate term fixed-income securities and a short-term interest fund.

A synthetic GIC credits a stated interest rate.  Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which resets on a periodic basis.  The crediting rate set by the wrap contracts resets quarterly.  The quarterly crediting rate does not include the short-term investments (e.g., short-term interest fund) used for benefit-responsive events.  While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate is impacted by the current yield of the short-term investments.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies (Continued)

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.  The crediting rate can be adjusted periodically, but in no event is the crediting rate less than zero percent.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer.  Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Interest Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Interest Income Fund.  The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value.  The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies (Continued)

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Contributions - Contributions to the Plan from participants, and when applicable, from the Company and participating subsidiaries (as defined in the Plan), are recorded in the period that payroll deductions are made from plan participants.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements – There have been no new accounting pronouncements reflected in the 2017 financial statements.

Note 3 - The Master Trust

The Company established the Master Trust pursuant to a trust agreement between the Company and State Street Bank and Trust Company, as trustee, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes.  The assets of the Master Trust are held by State Street Bank and Trust Company.

Employee benefit plans participating in the Master Trust as of December 31, 2017 and 2016 include the following defined contribution plans:

•                       Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

•                       Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees

•                       Ford Retirement Plan

All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 3 - The Master Trust (Continued)

The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.

A summary of the net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2017 and 2016 is as follows (in thousands):

	2017		2016
	Master Trust Balances	Plan’s Interest in Master Trust	Master Trust Balances	Plan’s Interest in Master Trust
Investments - Fair value:
Mutual funds	$-	$-	$1,311,568	$295,720
Separate Account - Common Stock (1)	495,514	109,218
Ford Stock Fund	2,364,938	1,038,672	2,520,207	1,080,917
Common and commingled institutional pools	11,623,111	3,058,196	8,216,191	2,115,196

Total Investments at Fair Value	14,483,563	4,206,086	12,047,966	3,491,833

Investments at Contract value - Interest Income Fund	2,358,350	911,003	2,550,572	968,394

Total Investments	16,841,913	5,117,089	14,598,538	4,460,227

Other Assets/(Liabilities) - Net (2)	(1,381)		(783)	-
Total Net Assets	$16,840,532	$5,117,089	$14,597,755	$4,460,227

(1) The fund is primarily made up of common stock that is owned 100% by the master trust.

(2) Includes accrued but unpaid fees, unsettled trades, and other receivables.  In the Plan’s Interest in Master Trust, these amounts are reported within total investments and are not material to the amounts presented.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 3 - The Master Trust (Continued)

During the year ended December 31, 2017, the Master Trust investment gain was comprised of the following (in thousands):

Net realized and unrealized gains/(losses)	$2,130,809

Dividend and Other income	133,035

Total master trust investment gains/(losses)	$2,263,844

Note 4 - Fair Value Disclosures

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are not observable in the market and include management’s judgments about the assumptions market participants would use in pricing the asset.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following valuation methodologies have been used to value the underlying investments in the Master Trust:

Mutual Funds and Separate Accounts – Common Stocks – These investments, except a small portion of the separate account invested in a short-term interest fund to provide liquidity for daily activity, are valued on the basis of quoted year-end market prices. The short-term interest fund is valued at the net asset value per share, which is based on the fair value of the underlying net assets.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value Disclosures (Continued)

Ford Stock Fund – The Ford Stock Fund is a unitized account that is comprised primarily of Ford Motor Company common stock, except a small portion of the fund is invested in a short-term interest fund to provide liquidity for daily activity.  The Ford Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends.  Ford Motor Company common stock is valued on the basis of quoted year-end market prices and the short-term interest fund is valued at the net asset value per share, which is based on the fair value of the underlying net assets. Transactions within this fund are considered related party transactions to the Plan.

Common and Commingled Institutional Pools - The common and commingled institutional pool investments are valued at the net asset value per share of the individual collective pools included in each respective fund, which are based on the fair value of the underlying net assets. There were no significant unfunded commitments or redemption restrictions on these investments.

Interest Income Fund - The Interest Income Fund, which invests in fully-benefit responsive synthetic investment contracts, is stated at contract value. Contract value is the amount participants normally receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and applicable fees.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value Disclosures (Continued)

Disclosures concerning assets measured at fair value on a recurring basis are as follows (in thousands):

Assets Measured at Fair Value at December 31, 2017

	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets - Master Trust investments:

Investments at Fair Value:
Separate Account - Common Stock (1)	$488,161	$488,161
Ford stock fund - Ford common stock	2,336,567	2,336,567	-	-

Total Investments at Fair Value	$2,824,728	$2,824,728	$-	$-

Investments Measured at Net Asset Value:

Common and commingled Institutional pools	11,623,111
Separate Account - Common Stock (2)	7,353
Ford stock fund - Short-term Interest Fund (2)	28,371

Total Investments at NAV	11,658,835

Total Master Trust Investments at Fair Value	$14,483,563

Assets Measured at Fair Value at December 31, 2016

	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets - Master Trust investments:

Investments at Fair Value:

Mutual funds	$1,311,568	$1,311,568	$-	$-

Ford stock fund - Ford common stock	2,494,829	2,494,829	-	-

Total Investments at Fair Value	$3,806,397	$3,806,397	$-	$-

Investments Measured at Net Asset Value:

Common and commingled Institutional pools	8,216,191

Ford stock fund - Short-term Interest Fund (2)	25,378

Total Investments at NAV	8,241,569

Total Master Trust Investments at Fair Value	$12,047,966

(1) The fund is primarily made up of common stock that is owned 100% by the master trust.

(2) Includes short-term interest funds that invest primarily in fixed-income securities, including but not limited to, bonds, notes or other investments such as government securities, commercial paper, certificates of deposit, master notes or variable amount notes, with the objective of providing current income consistent with  the preservation of capital and the maintenance of liquidity.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2017 and 2016

Note 4 - Fair Value Disclosures (Continued)

The Plan’s policy to recognize transfers between levels of the fair value hierarchy is as of the actual date of the event of change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2017.

Note 5 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated May 9, 2017, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has since been amended and restated through December 31, 2017.  The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The plan administrator believes it is no longer subject to tax examinations for years prior to 2014.

Note 6 - Administration of Plan Assets

The Master Trust assets are held by the trustee of the Plan, State Street Bank and Trust Company.  The assets of the Interest Income Fund (the “Fund”) are held by the Fund’s custodian, The Northern Trust Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries.  No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Note 7 - Plan Termination

The Company, by action of the board of directors, may terminate the Plan at any time.  Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of their account balance.  Upon termination of the Plan, participants would become fully vested.  In the event of termination, all participant notes receivable would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Note 8 - Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500.  The net assets on the financial statements compared to those on Form 5500 at December 31, 2017 and 2016 were $1.0 million higher and $1.9 million lower, respectively.  Additionally, the increase in net assets on Form 5500 for the year ended December 31, 2017 is lower than the financial statements by $2.9 million.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-0549190, Plan 025

December 31, 2017

(a)(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Participants	Participant notes receivable bearing interest at rates ranging from 3.25 percent to 8.25 percent	-	$149,412,065

Schedule 1